Mail Stop 3561

June 20, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Jessee Dobrinsky
Chairman and Chief Executive Officer
Cargo Connection Logistics Holding, Inc.
600 Bayview Avenue
Inwood, New York 11096

> **Re: Cargo Connection Logistics Holding, Inc.**
> **Form 10-KSB**
> **Filed April 4, 2007**
> **File No. 0-28223**

Dear Mr. Dobrinsky:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Cargo Connection

Form 10-KSB for the fiscal year ended 12/31/2006

1. Please note that we have not received your response to our prior comment letter dated October 18, 2006. Please submit your response to our prior comment letter dated October 18, 2006 in electronic form, under the label "corresp." Until all required correspondence is received electronically within Edgar, we will be unable to complete our review of the financial statements and related disclosures included in your Form 10-KSB for the fiscal year ended December 31, 2005.

Consolidated Statement of Stockholders' Deficit, page F-4

2. Please amend your financial statements to include audited statements of stockholders' equity for fiscal 2005 as you are required under Rule 3-10(a) of Regulation S-B to file audited statements of changes in stockholders' equity for each of the two fiscal years preceding the balance sheet date of your most recent fiscal year end.

Note 5 – Business Acquisition, page F-11

3. We note from your disclosure that you acquired Nuclear Material Detection Technologies, Inc. (NMDT) in December 2006 for common stock consideration valued at $1,516,854. Based on the conditions set forth in Rule 3-10(c) (3) of Regulation S-B, it appears that NMDT meets the significance test as a significant subsidiary given the purchase consideration is material to your total assets. In this regard, please tell us whether you have filed audited financial statements for the most recent two years of NMDT and any interim period prior to the date of acquisition. If audited financial statements for the most recent year have not been filed, please file a Form 8-K with the audited financial statements of NMDT in accordance with the guidance noted above. If you believe that NMDT does not meet the definition of a business but rather is an acquisition of an asset or asset

group then revise your disclosure in future filings, accordingly, and provide us with the basis your conclusion.

Note 20, Related Party Transactions, page F-26

4. Please clarify for us in further detail the nature of the guaranteed rental expense of $495,000 included in other expenses as of December 31, 2006. Explain to us and revise future filings to disclose the economic substance of the transaction and why such amounts are being guaranteed by and paid for by the Company.

Form 10-QSB for the quarter ended March 31, 2007

Note 5 – Business Acquisition, page 10

5. We note from your disclosure that the Radrope License has a useful life of 19 years. Please tell us and disclose the method for which you are recognizing the related amortization expense and why it appears that no amortization expense has been recognized to date.

Note 12 – Secured Convertible Debentures, page 14

6. Reference is made to your disclosure on page 14 with respect to Montgomery Note and the related liquidated damages provisions. Please revise your notes to the consolidated financial statements in future filings to include all information required by paragraph 12 of FSP EITF No.00-19-2.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Scott Goodman, CFO
(516) 239-0411